                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ----------

                                 SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   TO RULES 13d-1(b) AND (c)  AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2
                             (Amendment No. 1)/1/



                       FlexiInternational Software, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   33893 105
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  ----------



----------------
     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

 ---------------------                                     -------------------
  CUSIP NO. 33893 105                  13G                  Page 2 of 7 Pages
 ---------------------                                     -------------------

==============================================================================

      NAMES OF REPORTING PERSON
 1
      PRIMUS CAPITAL FUND III LIMITED PARTNERSHIP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      OHIO

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,232,273 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,232,273 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,232,273 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

==============================================================================


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 ----------------------                                   ------------------
  CUSIP NO.  33893 105                13G                  Page 3 of 7 Pages
 ----------------------                                   ------------------

===============================================================================

      NAMES OF REPORTING PERSON
 1
      PRIMUS VENTURE PARTNERS III LIMITED PARTNERSHIP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      OHIO

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,232,273 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,232,273 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,232,273 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

===============================================================================


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 ----------------------                                 -------------------
  CUSIP NO.  33893 105               13G                 Page 4 of 7 Pages
 ----------------------                                 -------------------

===============================================================================

      NAMES OF REPORTING PERSON
 1
      PRIMUS VENTURE PARTNERS, INC.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      OHIO

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,232,273 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,232,273 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,232,273 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

===============================================================================


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  ---------------------                                    -------------------
   CUSIP No. 33893 105                13G                   Page 5 of 7 Pages
  ---------------------                                    -------------------

          Amendment No. 1 to the Statement on Schedule 13G filed on February 12, 1998 (the "Statement") by Primus Capital Fund III Limited Partnership, ("PCF III") an Ohio limited partnership, by virtue of its direct beneficial ownership of Common Stock (as defined below), Primus Venture Partners III Limited Partnership ("PVP LP"), an Ohio limited partnership, by virtue of its indirect beneficial ownership as the sole general partner of PCF III, and Primus Venture Partners, Inc. ("PVP Inc."), an Ohio corporation, by its indirect beneficial ownership as the sole general partner of PVP LP (collectively, the "Reporting Persons"), relates to the Common Stock, par value $.01 per share (the "Common Stock"), of FlexiInternational Software, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Unless otherwise defined herein, capitalized terms used herein shall have the meanings given to such terms in the Statement.
Item 4 of the Statement is amended and supplemented as set forth below:

Item 4.   Ownership:

          Item 4 of the Statement is hereby deleted in its entirety and replaced with the following:

          (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 1998, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

               Primus Capital Fund III Limited Partnership. PCF III has the shared power to vote and to dispose of 1,232,273 shares of Common Stock currently held by PCF III, constituting approximately 7.1% of the outstanding Common Stock.

               Primus Venture Partners III Limited Partnership. PVP LP, as the sole general partner of PCF III, may be deemed to have the shared power to vote and to dispose of 1,232,273 shares of Common Stock currently held by PCF III, which constitutes approximately 7.1% of the outstanding Common Stock. The filing of this Schedule 13G by PVP LP shall not be considered an admission that PVP LP is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF III.

               Primus Venture Partners, Inc. PVP Inc., as the sole general partner of PVP LP, may be deemed to have the shared power to vote and to dispose of 1,232,273 shares of Common Stock currently held by PCF III, which constitutes approximately 7.1% of the outstanding Common Stock. The filing of this Schedule 13G by PVP Inc. shall not be considered an admission that PVP Inc. is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF III.

               PVP Inc. has five shareholders and directors, Loyal W. Wilson, James T. Bartlett, Kevin J. McGinty, William C. Mulligan and Jonathan
          E. Dick.

               Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 1,232,273 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 7.1% of the outstanding Common Stock as of December 31, 1998. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 17,331,122 shares of Common Stock outstanding on or about September 30, 1998, as disclosed in the

  ---------------------                                    -------------------
   CUSIP No. 33893 105                13G                   Page 6 of 7 Pages
  ---------------------                                    -------------------

          Company's last filed 10Q. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

  ---------------------                                    -------------------
   CUSIP No. 33893 105                13G                   Page 7 of 7 Pages
  ---------------------                                    -------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1999

                                       PRIMUS CAPITAL FUND III LIMITED
                                       PARTNERSHIP

                                       By:   Primus Venture Partners III Limited
                                             Partnership
                                       Its:  General Partner

                                       By:   Primus Venture Partners, Inc.
                                       Its:  General Partner


                                       By:   /s/ Loyal W. Wilson
                                             ----------------------------------

                                       Its:  President
                                             ----------------------------------

                                       PRIMUS VENTURE PARTNERS III
                                       LIMITED PARTNERSHIP

                                       By:   Primus Venture Partners, Inc.
                                       Its:  General Partner

                                       By:   /s/ Loyal W. Wilson
                                             ----------------------------------

                                       Its:  President
                                             ----------------------------------

                                       PRIMUS VENTURE PARTNERS, INC.

                                       By:   /s/ Loyal W. Wilson
                                             ----------------------------------

                                       Its:  President
                                             ----------------------------------